UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

WASTE INDUSTRIES USA, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

941057 10 1 (CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NUMBER 941057 10 1	Page 2 of 6

1.	Name of Reporting Person I.R.S. Identification No. of above person (entities only) Lonnie C. Poole Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐ Not Applicable

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 1,962,508 6. Shared Voting Power 2,746,135 7. Sole Dispositive Power 1,962,508 8. Shared Dispositive Power 2,746,135

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,708,643

CUSIP NUMBER 941057 10 1	Page 3 of 6

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 34.78%

12.	Type of Reporting Person (See Instructions) IN

CUSIP NUMBER 941057 10 1	Page 4 of 6

Item 1	(a)	Name of Issuer

Waste Industries USA, Inc.

Item 1	(b)	Address of Issuer’s Principal Executive Offices

3301 Benson Drive, Suite 601, Raleigh, NC 27609

Item 2	(a)	Name of Person Filing

Lonnie C. Poole, Jr.

Item 2	(b)	Address of Principal Business Office, or, if None, Residence

3301 Benson Drive, Suite 601, Raleigh, NC 27609

Item 2	(c)	Citizenship

United States

Item 2	(d)	Title of Class of Securities

Common Stock

Item 2	(e)	CUSIP Number

941057 10 1

Item 3.		Filing Pursuant to Rules 13d-1(b) or 13d-2(b)

Not Applicable

Item 4.	Ownership

(a) Amount Benefically Owned:

On December 31, 2003, Mr. Poole beneficially owned an aggregate of 4,708,643 shares of the Issuer’s common stock which includes (i) 1,916,755 shares of the Issuer’s common stock owned directly, (ii) options to purchase 45,753 shares of the Issuer’s common stock that were exercisable within sixty (60) days of December 31, 2003, (iii) 431,333 shares of common stock held in a Grantor Retained Annuity Trust (GRAT), (iv) 1,996,729 shares of common stock held in a grantor trust for the benefit of his children, (v) 1,000 shares of common stock held by Mr. Poole’s spouse, (vi) 199,320 shares of common stock held by an investment partnership in which Mr. Poole is a general partner, (vii) 29,467

CUSIP NUMBER 941057 10 1	Page 5 of 6

shares of common stock held by a trust for the benefit of his grandchildren, and (viii) 88,286 shares of common stock held by a charitable foundation for which Mr. Poole’s spouse serves as trustee.

(b) Percentage of Class:

34.78%

(c)

See Rows (5)-(8) on Page 2. The shares as to which Mr. Poole has sole voting and dispositive power include 45,753 shares subject to currently exercisable options. The shares as to which Mr. Poole shares voting and dispositive power are held by his spouse directly or as trustee and three grantor trusts of which Mr. Poole’s children are beneficiaries and/or trustees.

Item 5.	Ownership of Five Percent or Less of a Class Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company Not Applicable

Item 8.	Identification and Classification of Members of the Group Not Applicable

Item 9.	Notice of Dissolution of Group Not Applicable

Item 10.	Certification Not Applicable

CUSIP NUMBER 941057 10 1	Page 6 of 6

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2004

Date

/s/ Lonnie C. Poole, Jr.

Lonnie C. Poole, Jr.